Filed pursuant to Rule 433
February 1, 2007
Relating to Preliminary Pricing Supplement Nos. 69 to
Registration Statement Nos. 333-137691, 333-137691-02
Dated September 29, 2006

ABN AMRO Bank N.V. Reverse Exchangeable Securities S-NOTESSM
Preliminary Pricing Sheet – February 1, 2007

FOUR OFFERINGS OF KNOCK-IN REXSM SECURITIES DUE MAY 31, 2007

OFFERING PERIOD: FEBRUARY 1, 2007 – FEBRUARY 23, 2007

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa3, S&P AA-)
Lead Agent:	ABN AMRO Incorporated
Offerings:

This prospectus relates to four separate offerings of securities (“the Securities”). Each Security offered is linked to one, and only one, Underlying Stock. The Underlying Stocks are set forth in the table below. You may participate in any of the four Securities offerings or, at your election, in two or more of the offerings. This prospectus does not, however, allow you to purchase a Security linked to a basket of some or all of the Underlying Stocks described below. Each Security has a term of four months.

Interest Payment Dates:	Interest on the Securities is payable monthly in arrears on the last day of each month starting on March 31, 2007 and ending on the Maturity Date.
Underlying Stock	Ticker	Coupon Rate Per Annum*	Interest Rate	Put Premium	Knock-in Level	CUSIP	ISIN
XM Satellite Radio Holdings Inc.	XMSR	24.00%	5.26%	18.74%	80%	00078UEF3	US00078UEF30
The Gap, Inc.	GPS	14.25%	5.26%	8.99%	90%	00078UEG1	US00078UEG13
The Charles Schwab Corporation	SCHW	10.00%	5.26%	4.74%	90%	00078UEH9	US00078UEH95
The Goldman Sachs Group, Inc.	GS	10.00%	5.26%	4.74%	90%	00078UEJ5	US00078UEJ51
*The Securities have a term of three months, so you will receive a pro rate amount of this per annum rate based on such three-month period.
Denomination/Principal:	$1,000
Issue Price:	100%
Payment at Maturity:

The payment at maturity for each Security is based on the performance of the Underlying Stock linked to such Security:
i)      If the closing price of the applicable Underlying Stock on the primary U.S. exchange or market for such Underlying Stock has not fallen below the applicable Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date, we will pay you the principal amount of each Security in cash.
ii)      If the closing price of the applicable Underlying Stock on the primary U.S. exchange or market for such Underlying Stock has fallen below the applicable Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date:
a)      we will deliver to you a number of shares of the applicable Underlying Stock equal to the applicable Stock Redemption Amount, in the event that the closing price of the applicable Underlying Stock on the Determination Date is below the applicable Initial Price; or
b)      We will pay you the principal amount of each Security in cash, in the event that the closing price of the applicable Underlying Stock on the Determination Date is at or above the applicable Initial Price.
You will receive cash in lieu of fractional shares.

Initial Price:	100% of the Closing Price of the applicable Underlying Stock on the Pricing Date.
Stock Redemption Amount:	For each $1,000 principal amount of Security, a number of shares of the applicable Underlying Stock linked to such Security equal to $1,000 divided by the applicable Initial Price.
Knock-In Level:	A percentage of the applicable Initial Price as set forth in the table above.
Status:	Unsecured, unsubordinated obligations of the Issuer
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable

Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive
Pricing Date:	February 23, 2007, subject to certain adjustments as described in the related pricing supplement
Settlement Date:	February 28, 2007
Determination Date:	May 25, 2007, subject to certain adjustments as described in the related pricing supplement
Maturity Date:	May 31, 2007 (Three Months)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at <www.sec.gov> or by visiting ABN AMRO Holding N.V. on the SEC website at
<http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=abn&filenum=&State=&SIC=&owner=include&action=get company>. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

SUMMARY

     This prospectus relates to four separate offerings of Securities. Each Security offered is linked to one, and only one, of the Underlying Stocks described on the cover page. The purchaser of any offering will acquire a Security linked to a single Underlying Stock, not to a basket or index of some or all of the Underlying Stocks. You may participate in any of the four offerings or, at your election, in several or all offerings.

     The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 5 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

     The Securities are interest paying, non-principal protected securities issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are senior notes of ABN AMRO Bank N.V. These Securities combine certain features of debt and equity by offering a fixed interest rate on the principal amount while the payment at maturity is determined based on the performance of the Underlying Stock to which it is linked.

What will I receive at maturity of the Securities?

     If the closing price of the Underlying Stock linked to a Security on the relevant exchange has not fallen below the applicable Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date (such period, the “Knock-In Period”), at maturity we will pay you the principal amount of such Security in cash.

     If, on the other hand, the closing price of the applicable Underlying Stock on the relevant exchange has fallen below the applicable Knock-In Level on any trading day during the Knock-In Period, at maturity we will either:

  deliver to you a fixed number of shares of such Underlying Stock, which we call the Stock Redemption Amount, in exchange for such Security, in the event that the closing price of such Underlying Stock is below the applicable Initial Price on the Determination Date; or

  pay you the principal amount of such Security in cash, in the event that the closing price of such Underlying Stock is at or above the applicable Initial Price on the Determination Date.

Why is the interest rate on the Securities higher than the interest rate payable on your conventional debt securities with the same maturity?

     The Securities offer a higher interest rate than the yield that would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. This is because you, the investor in the Securities, indirectly sell a put option to us on the shares of the applicable Underlying Stock. The premium due to you for this put option is combined with a market interest rate on our senior debt to produce the higher interest rate on the Securities.

What are the consequences of the indirect put option that I have sold you?

     The put option you indirectly sell to us creates the feature of exchangeability. If the closing price of the applicable Underlying Stock on the relevant exchange falls below the applicable Knock-In Level on any trading day during the Knock-In Period, and on the Determination Date the closing price of the applicable Underlying Stock is less than the applicable Initial Price, you will receive the applicable Stock Redemption Amount. The market value of the shares of such Underlying Stock at the time you receive those shares will be less than the principal amount of the Securities and could be zero. Therefore you are not guaranteed to receive any return of principal at maturity.

How is the Stock Redemption Amount determined?

     The Stock Redemption Amount for each $1,000 principal amount of any Security is equal to $1,000 divided by the Initial Price of the Underlying Stock linked to such Security. The value of any fractional shares of such Underlying Stock that you are entitled to receive, after aggregating your total holdings of the Securities linked to such Underlying Stock, will be paid in cash based on the closing price of such Underlying Stock on the Determination Date.

What interest payments can I expect on the Securities?

     The interest rate is fixed at issue and is payable in cash on each interest payment date, irrespective of whether the Securities are redeemed at maturity for cash or shares.

Can you give me an example of the payment at maturity?

     If, for example, in a hypothetical offering, the interest rate was 10% per annum, the initial price of a share of underlying stock was $45.00 and the knock-in level for such offering was 80%, then the stock redemption amount would be 22.222 shares of underlying stock, or $1,000 divided by $45.00, and the knock-in level would be $36.00, or 80% of the initial price.

     If the closing price of that hypothetical underlying stock fell below the knock-in level of $36.00 on any trading day during the Knock-in Period, then the payment at maturity would depend on the closing price of the underlying stock on the determination date. In this case, if the closing price of the underlying stock on the determination date is $30.00 per share at maturity, which is below the initial price level, you would receive 22.222 shares of underlying stock for each $1,000 principal amount of the securities. (In actuality, because we cannot deliver fractions of a share, you would receive on the maturity date for each $1,000 principal amount of the securities 22 shares of underlying stock plus $6.66 cash in lieu of 0.222 fractional shares, determined by multiplying 0.222 by $30.00, the closing price per shares of underlying stock on the determination date.) In addition, over the life of the securities you would have received interest payments at a rate of 10% per annum. If the securities had a term less than one year, you would have received a pro-rata percentage of this interest rate. In this hypothetical example, the market value of those 22 shares of underlying stock (including the cash paid in lieu of fractional shares) that we would deliver to you at maturity for each $1,000 principal amount of security would be $666.66, which is less than the principal amount of $1,000, and you would have lost a portion of your initial investment.

     If, on the other hand, the closing price of the underlying stock on the determination date is $50.00 per share, which is above the initial price level, you will receive $1,000 in cash for each $1,000 principal amount of the securities regardless of the knock-in level having been breached. In addition, over the life of the Securities you would have received interest payments at a rate of 10% per annum.

     Alternatively, if the closing price of the underlying stock never falls below $36.00, which is the knock-in level, on any trading day during the Knock-in Period, at maturity you will receive $1,000 in cash for each security you hold regardless of the closing price of the underlying stock on the determination date. In addition, over the life of the securities you would have received interest payments at a rate of 10% per annum.

     This example is for illustrative purposes only and is based on a hypothetical offering. It is not possible to predict the closing price of any of the Underlying Stocks on the determination date or at any time during the life of the Securities. For each offering, we will set the Initial Price, Knock-In Level and Stock Redemption Amount on the Pricing Date.

Do I benefit from any appreciation in the Underlying Stock over the life of the Securities?

     No. The amount paid at maturity for each $1,000 principal amount of the Securities will not exceed $1,000.

What if I have more questions?

     You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

You should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to your particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors in the Securities assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The Securities are not ordinary debt securities: they are not principal protected. In addition, if the closing price of the applicable Underlying Stock falls below the applicable Knock-In Level on any trading day during the Knock-In Period, investors in the Securities will be exposed to any decline in the price of the applicable Underlying Stock below the closing price of such Underlying Stock on the date the Securities were priced. Accordingly, you may lose some or all of your initial investment in the Securities.

Limited Return

The amount payable under the Securities will never exceed the original principal amount of the Securities plus the applicable aggregate fixed coupon payment investors earn during the term of the Securities. This means that you will not benefit from any price appreciation in the applicable Underlying Stock, nor will you receive dividends paid on the applicable Underlying Stock, if any. Accordingly, you will never receive at maturity an amount greater than a predetermined amount per Security, regardless of how much the price of the applicable Underlying Stock increases during the term of the Securities or on the Determination Date. The return of a Security may be significantly less than the return of a direct investment in the Underlying Stock to which the Security is linked during the term of the Security.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and you may not receive your full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the applicable Underlying Stock, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

Pursuant to the terms of the Knock-in Reverse Exchangeable Securities, we and every investor in the Securities agree to characterize the Securities as consisting of a Put Option and a Deposit of cash with the issuer. Under this characterization, a portion of the stated interest payments on each Security is treated as interest on the Deposit, and the remainder is treated as attributable to a sale by you of the Put Option to ABN AMRO (referred to as Put Premium). Receipt of the Put Premium will not be taxable upon receipt.

If the Put Option expires unexercised (i.e., a cash payment of the principal amount of the Securities is made to the investor at maturity), you will recognize short-term capital gain equal to the total Put Premium received. If the Put Option is exercised (i.e., the final payment on the Securities is paid in the applicable Underlying Stock), you will not recognize any gain or loss in respect of the Put Option, but your tax basis in the applicable Underlying Stock received will be reduced by the Put Premium received.

Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above.

This summary is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this summary and that could affect the federal tax treatment of the transaction. This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Knock-in Reverse Exchangeable Securities, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code. You should seek your own advice based on their particular circumstances from an independent tax advisor.

Reverse Exchangeable is a Service Mark of ABN AMRO Bank N.V.